UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BIP Ventures Evergreen BDC

(Name of Subject Company (Issuer))

BIP Ventures Evergreen BDC

(Name of Filing Person (Offeror))

Shares of Beneficial Interest, Par Value $0.01 per share

(Titles of Classes of Securities)

N/A

(CUSIP Number of Shares of Beneficial Interest)

Todd Knudsen

Chief Financial Officer

BIP Ventures Evergreen BDC

3575 Piedmont Rd NE

Building 15, Suite 730

Atlanta, GA 30305

(404) 410-6476

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Blake E. Estes

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(332) 253-7778

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 (this “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 20, 2026, as amended by Amendment No. 1 to Schedule TO filed on August 20, 2026 (as so amended, the “Statement”), by BIP Ventures Evergreen BDC, a Delaware statutory trust (the “Company”) structured as an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, in connection with an offer by the Company (the “Offer”) to purchase up to 245,851 of its outstanding Shares of Beneficial Interest, par value $0.01 per share (the “Shares”), at a price equal to the net asset value (“NAV”) per Share as of September 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 20, 2026, filed as Exhibit (a)(1)(i) to the Statement (the “Offer to Purchase”), and the related Letter of Transmittal, filed as Exhibit (a)(1)(ii) to the Statement (the “Letter of Transmittal”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., Eastern Time, on August 14, 2026.
2.	Approximately 105,319 Shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer. The Company accepted for purchase approximately 105,319 Shares in accordance with the terms of the Offer, representing approximately 2.1% of the outstanding Shares as of June 30, 2026. The Shares accepted for purchase represent 100% of the Shares validly tendered and not withdrawn prior to the expiration of the Offer.
3.	The net asset value per Share was calculated as of the Valuation Date (September 30, 2026) in the amount of $34.79 per Share.
4.	The payment of the purchase price for the Shares tendered and accepted for purchase was made in the form of non-interest bearing, non-transferable promissory notes issued to the Shareholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. Pursuant to the promissory notes, the Company paid, on or about October 15, 2026, to the tendering Shareholders an aggregate amount of $3,661,366, representing the net asset value of the total amount of the Shares accepted for purchase, calculated as of the Valuation Date, less the Early Repurchase Deduction, as applicable. The Shares were repurchased at a price of $34.79 per Share as of 5:00 p.m., Eastern Time, on the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged, and this Final Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIP VENTURES EVERGREEN BDC

By: /s/ Mark Buffington

Name: Mark Buffington

Title: CEO and Chairman of the Board of Trustees

Dated: October 16, 2026

EXHIBIT INDEX

107       Filing Fee Exhibit (Calculation of Filing Fee Tables), filed herewith.